UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Credit Acceptance Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

225310 10 1
(CUSIP Number)

Michael T. Raymond Dickinson Wright, PLLC 2600 W. Big Beaver Rd., Suite 300 Troy, Michigan 48084-3312 248-433-7274
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 13, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 225310 10 1	SCHEDULE 13D	Page 2 of 12

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The Donald A. Foss 2009 Remainder Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 962,823
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 962,823
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*The percentage is calculated based upon total outstanding shares of 15,672,311 as of July 22, 2021, as reported in the Issuer’s Form 10-Q for the quarter ended June 30, 2021.

CUSIP No. 225310 10 1	SCHEDULE 13D	Page 3 of 12

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The Donald A. Foss 2010 Remainder Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 659,821
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 659,821
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*The percentage is calculated based upon total outstanding shares of 15,672,311 as of July 22, 2021, as reported in the Issuer’s Form 10-Q for the quarter ended June 30, 2021.

CUSIP No. 225310 10 1	SCHEDULE 13D	Page 4 of 12

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jill Foss Watson Living Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 104,927
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 104,927
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 104,927
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*The percentage is calculated based upon total outstanding shares of 15,672,311 as of July 22, 2021, as reported in the Issuer’s Form 10-Q for the quarter ended June 30, 2021.

CUSIP No. 225310 10 1	SCHEDULE 13D	Page 5 of 12

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jill Foss Watson Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 53,846
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 53,846
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,846
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*The percentage is calculated based upon total outstanding shares of 15,672,311 as of July 22, 2021, as reported in the Issuer’s Form 10-Q for the quarter ended June 30, 2021.

CUSIP No. 225310 10 1	SCHEDULE 13D	Page 6 of 12

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Karol A. Foss Irrevocable Grandchildren’s Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 290,142
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 290,142
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 290,142
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*The percentage is calculated based upon total outstanding shares of 15,672,311 as of July 22, 2021, as reported in the Issuer’s Form 10-Q for the quarter ended June 30, 2021.

CUSIP No. 225310 10 1	SCHEDULE 13D	Page 7 of 12

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jill Foss Watson 2014 Children’s Trust FBO Gwyneth Ellen Watson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 32,366
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 32,366
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,366
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*The percentage is calculated based upon total outstanding shares of 15,672,311 as of July 22, 2021, as reported in the Issuer’s Form 10-Q for the quarter ended June 30, 2021.

CUSIP No. 225310 10 1	SCHEDULE 13D	Page 8 of 12

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jill Foss Watson 2014 Children’s Trust FBO Duncan Todd Watson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 32,366
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 32,366
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,366
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*The percentage is calculated based upon total outstanding shares of 15,672,311 as of July 22, 2021, as reported in the Issuer’s Form 10-Q for the quarter ended June 30, 2021.

CUSIP No. 225310 10 1	SCHEDULE 13D	Page 9 of 12

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jill Foss Watson 2021 Grantor Retained Annuity Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 40,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 40,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*The percentage is calculated based upon total outstanding shares of 15,672,311 as of July 22, 2021, as reported in the Issuer’s Form 10-Q for the quarter ended June 30, 2021.

CUSIP No. 225310 10 1	SCHEDULE 13D	Page 10 of 12

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jill Foss Watson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 553,647
	8	SHARED VOTING POWER 1,622,644
	9	SOLE DISPOSITIVE POWER 553,647
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,176,291**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*The percentage is calculated based upon total outstanding shares of 15,672,311 as of July 22, 2021, as reported in the Issuer’s Form 10-Q for the quarter ended June 30, 2021.

**Mrs. Foss Watson is the co-trustee of the Donald A. Foss 2009 Remainder Trust and the Donald A. Foss 2010 Remainder Trust. Mrs. Foss Watson is the trustee of the Jill Foss Watson Living Trust, the Karol A. Foss Irrevocable Grandchildren’s Trust, and the Jill Foss Watson 2021 Grantor Retained Annuity Trust. Mr. Todd Watson, spouse of Jill Foss Watson, is the trustee of the Jill Foss Watson Irrevocable Trust, the 2014 Children's Trust FBO Gwyneth Ellen Watson, and the Jill Foss Watson 2014 Children's Trust FBO Duncan Todd Watson. Mrs. Foss Watson disclaims beneficial ownership of these shares owned by such trusts.

CUSIP No. 225310 10 1	SCHEDULE 13D	Page 11 of 12

Explanatory Note: This Schedule 13D Amendment No. 10 is being filed to reflect the disposition by the reporting persons of shares of the Issuer’s common stock.

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock of Credit Acceptance Corporation (“Issuer” or “CACC”). The principal executive offices of CACC are located at 25505 West Twelve Mile Road, Southfield, Michigan 48034-8339.

Item 2. Identity and Background.

No change.

Item 3. Source and Amount of Funds or Other Consideration.

No change.

Item 4. Purpose of Transaction.

No change.

Item 5. Interest in Securities of the Issuer

Reporting Person	Amount beneficially owned:	Percent of Class*	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
The Donald A. Foss 2009 Remainder Trust	962,823	6.1%	0	962,823	0	0

The Donald A. Foss 2010 Remainder Trust	659,821	4.2%	0	659,821	0	0

Jill Foss Watson Living Trust	104,927	0.7%	104,927	0	104,927	0

Jill Foss Watson Irrevocable Trust**	53,846	0.3%	53,846	0	53,846	0

Karol A. Foss Irrevocable Grandchildren’s Trust**	290,142	1.9%	290,142	0	290,142	0

CUSIP No. 225310 10 1	SCHEDULE 13D	Page 12 of 12

Jill Foss Watson 2014 Children’s Trust FBO Gwyneth Ellen Watson	32,366	0.2%	32,366	0	32,366	0
Jill Foss Watson 2014 Children’s Trust FBO Duncan Todd Watson	32,366	0.2%	32,366	0	32,366	0
Jill Foss Watson 2021 Grantor Retained Annuity Trust	40,000	0.3%	40,000	0	40,000	0
Jill Foss Watson**	2,176,291	13.9%	553,647	1,622,644	553,647	0

*The percentage is calculated based upon total outstanding shares of 15,672,311 as of July 22, 2021, as reported in the Issuer’s Form 10-Q for the quarter ended June 30, 2021.

**Mrs. Foss Watson is the co-trustee of the Donald A. Foss 2009 Remainder Trust and the Donald A. Foss 2010 Remainder Trust. Mrs. Foss Watson is the trustee of the Jill Foss Watson Living Trust, the Karol A. Foss Irrevocable Grandchildren’s Trust, and the Jill Foss Watson 2021 Grantor Retained Annuity Trust. Mr. Todd Watson, spouse of Jill Foss Watson, is the trustee of the Jill Foss Watson Irrevocable Trust, the Jill Foss Watson 2014 Children's Trust FBO Gwyneth Ellen Watson, and the Jill Foss Watson 2014 Children's Trust FBO Duncan Todd Watson.

(c) None.

(d) The respective beneficiaries of the Donald A. Foss 2009 Remainder Trust, the Donald A. Foss 2010 Remainder Trust, the Jill Foss Watson Irrevocable Trust, the Karol A. Foss Irrevocable Grandchildren’s Trust, the Jill Foss Watson 2021 Grantor Retained Annuity Trust, the 2014 Children's Trust FBO

Gwyneth Ellen Watson, and the Jill Foss Watson 2014 Children's Trust FBO Duncan Todd Watson ultimately receive the pecuniary benefit of dividends from, or the proceeds from the sale of, the shares held in each respective trust.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

No change.

Item 7. Material to be Filed as Exhibits.

No change.

[Signature page follows]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 20, 2021	The Donald A. Foss 2009 Remainder Trust
/s/ Jill Foss Watson
Name: Jill Foss Watson
Title: Trustee

The Donald A. Foss 2010 Remainder Trust
/s/ Jill Foss Watson
Name: Jill Foss Watson
Title: Trustee

Jill Foss Watson Living Trust
/s/ Jill Foss Watson
Name: Jill Foss Watson
Title: Trustee

Jill Foss Watson Irrevocable Trust
/s/ Todd Watson
Name: Todd Watson
Title: Trustee

Karol A. Foss Irrevocable Grandchildren’s Trust
/s/ Jill Foss Watson
Name: Jill Foss Watson
Title: Trustee

Jill Foss Watson 2014 Children's Trust FBO Gwyneth Ellen Watson
/s/ Todd Watson
Name: Todd Watson Title: Trustee
Jill Foss Watson 2014 Children's Trust FBO Duncan Todd Watson
/s/ Todd Watson
Name: Todd Watson Title: Trustee
Jill Foss Watson 2021 Grantor Retained Annuity Trust
/s/ Jill Foss Watson
Name: Jill Foss Watson Title: Trustee
Jill Foss Watson
/s/ Jill Foss Watson
Jill Foss Watson, Individually